Exhibit 99.1

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Lichen International Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Acquisition of Bondly Enterprises Limited

On February 7, 2025, the Company entered into a share purchase agreement with Zisu Zhou, who is not affiliate of the Company or any of its directors or officers, and Bondly Enterprises Limited, a proprietary company registered in Hong Kong (the “Bondly HK”). Bondly HK is engaged in professional education business. This agreement follows the Company’s initial purchase of 60% equity in Bondly HK in July 2024 at a purchase price of $8,000,000. Pursuant to the agreement, the Company purchased the remaining 40% of the equity interest of Bondly HK at the purchase price of US$5,330,000 on February 26, 2025. Effective February 27, 2025, Bondly HK became a wholly-owned subsidiary of the Company.

Name Change

The Company changed its name from Lichen China Limited to Lichen International Limited on February 10, 2025.

Reverse Split

The Company implemented a one-for-two-hundred (1:200) reverse split of the Company’s issued and unissued Class A and Class B ordinary shares on March 3, 2025.

Disposition of Lichen Education

On March 27, 2025, the Company entered into an agreement to transfer 100% of the equity interests in the Xiamen City Legend Education Services Company Limited (“Lichen Education”) to Lina Li, who is not affiliate of the Company or any of its directors or officers. Pursuant to the agreement, the Company sold Lichen Education for cash consideration of RMB 7.91 million (approximately $1.10 million. The transaction closed on March 31, 2025. As a result, Lina Li became the sole shareholder of Lichen Education and would assume all assets and liabilities of Lichen Education owned.

Private Placement

On September 15, 2025, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 15,500,000 Class A ordinary shares, par value $0.008 each (the “Class A Ordinary Shares”), at a per share purchase price of $1.20 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $18,600,000, before deducting any fees or expenses. The transaction was closed on September 19, 2025.

Business Strategy Adjustment

From 2025, the company will gradually transition toward IPO advisory services and external equity investments. Through channels such as customer referrals and external exhibitions, the company identifies and negotiates with clients to provide comprehensive service solutions for prospective listed enterprises, assisting them in embarking on their IPO journey. These services include, but are not limited to, market research, financial compliance, legal regulations, and due diligence. As of June 30, 2025, the company has initiated IPO advisory services for 11 prospective listed enterprises. Additionally, as of June 30, 2025, the company has equity investment in three unrelated parties, with a total investment amount of $1.18 million.

Results of Operations

The following information was derived from our Unaudited Financial Results for the six months ended June 30, 2025 and 2024, attached hereto as Exhibit 99.2.

LICHEN INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2025	June 30, 2024

Revenues
Financial and taxation solution services	$11,579	$14,395
Education support services	760	1,609
Software and maintenance services	1,330	2,092
Pre-IPO advisory services	591	-
Total revenues	14,260	18,096
Cost of revenues	(7,665)	(7,131)
Gross profit	6,595	10,965

Operating expenses:
Selling and marketing	(5,910)	(3,783)
General and administrative	(5,932)	(5,480)
Total operating expenses	(11,842)	(9,263)

(Loss) Income from operations	(5,247)	1,702

Other income (expense)
Other (expense) income, net	(3,858)	46
Interest income	11	19

(Loss) Income before income taxes	(9,094)	1,767

Income tax expenses	(88)	(1,000)

Net (loss) income	$(9,182)	$767
Less: Net income attributable to non-controlling interests	174	-
Net (loss) income attributable to Lichen International Limited	(9,356)	767

Comprehensive (loss) income:
Net (loss) income	$(9,182)	$767
Foreign currency translation adjustments	154	(681)
Comprehensive (loss) income	$(9,028)	$86

Weighted average number of ordinary shares outstanding – basic and diluted[1]	282,846	169,988

(Loss) Earnings per ordinary share – basic and diluted[1]	(32.46)	4.51

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services, software and maintenance services and Pre-IPO advisory services. Our total revenue was approximately $14.26 million for the six months ended June 30, 2025, compared to approximately $18.10 million for the six months ended June 30, 2024, a decrease of approximately $3.84 million, or 21.2%. Such decrease was due to an approximately $2.82 million decrease in revenue from financial and taxation solution services, an approximately $0.85 million decrease in revenue from our education support services, and an approximately $0.76 million decrease in revenue from our software and maintenance services.

Revenue from financial and taxation solution services amounted to approximately $11.58 million, or 81.20% of total revenue, for the six months ended June 30, 2025, decreased by $2.82 million, or 19.57%, from approximately $14.40 million for the six months ended June 30, 2024. Such decrease was mainly due to business strategy adjustment. Since the Company initiated a strategic shift to diversify our operations into Pre-IPO advisory services from January 2025, the quantity of the customers from financial and taxation solution services decreased by 21 from 304, or 6.91% for the six months ended June 30, 2024 to 283 for the six months ended June 30, 2025.

Revenue from education support services decreased by $0.85 million, or 52.75%, from approximately $1.61 million or 8.89% of total revenue, for the six months ended June 30, 2024, to approximately $0.76 million, or 5.33% of total revenue for the six months ended June 30, 2025. The Company is gradually winding down its education training operations.

Our operations for software and maintenance services began in March 2019. For the six months ended June 30, 2025, we generated revenue from software and maintenance services in an amount of approximately $1.33 million, or 9.33% of total revenue, as compared to approximately $2.09 million, or 11.56% of total revenue, for the six months ended June 30, 2024, decreased by $0.76 million, or 36.42%. Such decrease was also the business strategy adjustment.

We initiated a strategic shift to diversify our operations into Pre-IPO advisory services from January 2025. We generated revenue from Pre-IPO advisory services in an amount of approximately $0.59 million, or 4.14% of total revenue.

Cost of revenue

Our cost of revenue includes employee salaries and amortization of software in software sales. Our cost of revenue increased by $0.53 million, or 7.50%, to approximately $7.67 million for the six months ended June 30, 2025, from approximately $7.13 million for the six months ended June 30, 2024. Such increase was in attributable to the amortization of the newly acquired intangible asset, an artificial intelligence software.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses increased by $2.13 million, or 56.20%, to approximately $5.91 million for the six months ended June 30, 2025, from approximately $3.78 million for the six months ended June 30, 2024. Such increase was primarily due to more advertising and multi-channel marketing expenses (e.g., video broadcasting, social-media, etc.) in more geographic markets to promote pre-IPO advisory service and brand awareness. As a percentage of revenue, selling and marketing expenses for the six months ended June 30, 2025 and 2024 are 41.44% and 20.91%, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, share-based compensation expense, professional service fees, depreciation of property and equipment and amortization of intangible assets. Our general and administrative expenses increased by $0.45 million, or 8.21%, to approximately $5.93 million for the six months ended June 30, 2025, from approximately $5.48 million for the six months ended June 30, 2024. Such an increase was primarily due to the increased amortization of customer relationships resulting from the acquisition of Bondly HK at the end of July 2024. As a percentage of revenue, general and administrative expenses increased to 41.60% for the six months ended June 30, 2025, from 30.29% for the six months ended June 30, 2024.

(Loss) Income from operations

As a result of the foregoing, we recorded loss from operations of approximately $5.25 million for six months ended June 30, 2025, compared to income from operations of approximately $1.70 million for the six months ended June 30, 2024.

Total other income (expense)

We had approximately $3.85 million in total other income for the six months ended June 30, 2025, as compared to approximately $0.06 million in total other expense for the six months ended June 30, 2024. Total other income (expenses) for the six months ended June 30, 2025 consisted of other expense, net, in the amount of approximately $3.86 million and interest income in the amount of approximately $0.01 million. We disposed 100% equity interest in Legend education and incurred an investment loss amounted to approximately $3.86 million for the six months ended June 30, 2025. Total other income (expenses) for the six months ended June 30, 2024 consisted of other income, net, in the amount of approximately $0.05 million and interest income in the amount of approximately $0.02 million.

Income tax expenses

We recorded income tax expenses of approximately $0.09 million for the six months ended June 30, 2025, as compared to approximately $1.00 million for the six months ended June 30, 2024; a decrease of approximately $0.91 million, or 91.22%. The decrease in the income tax expense mainly resulted from the increase in our advertising expenses, which exceeded the limitation of the deductible income tax expense and our loss incurred for the six months ended June 30, 2025.

Net (loss) income

As a result of the cumulative effect of the factors described above, we incurred net loss in an amount of approximately $9.18 million for the six months ended June 30, 2025 while we recorded net income of approximately $0.77 million for the six months ended June 30, 2024.

LICHEN INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash	$22,573	$26,712
Accounts receivable and contract assets	2,135	4,263
Inventories	-	67
Prepayments, deposits, and other current assets	3,616	2,968
Total current assets	28,324	34,010

Long-term investment	1,185	145
Property and equipment, net	7,059	13,693
Intangible assets, net	9,507	11,052
Right-of-use assets	255	61
Goodwill	4,454	4,454
Prepaid and other assets	16,423	16,425
Total assets	$67,207	$79,840

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$-	$55
Accrued expenses and other current liabilities	2,122	1,627
Contract liabilities	150	696
Taxes payable	327	970
Due to the related parties	78	866
Lease liabilities	103	56
Total current liabilities	2,780	4,270

Lease liabilities	176	5
Total non-current liability	176	5
Total Liabilities	2,956	4,275

Commitments and contingencies		-

Shareholders’ equity:
Class A Ordinary Share, $0.008 par value, 1,000,000,000 shares authorized; 716,825 and 449,500 shares issued and outstanding, respectively[1]	6	4
Class B Ordinary Share, $0.008 par value, 250,000,000 shares authorized; 45,000 shares issued and outstanding[1]	*	*
Additional paid-in capital	33,624	33,355
Statutory surplus reserves	1,737	1,737
Retained earnings	32,727	42,083
Accumulated other comprehensive loss	(3,843)	(3,997)
Total Lichen International Limited’s shareholders’ equity	64,251	73,182
Non-controlling interest	-	2,383
Total shareholders’ equity	64,251	75,565

Total liabilities and shareholders’ equity	$67,207	$79,840

*	represents amount less than $1,000.

[1]	On March 3, 2025, the Company consolidated (each a “Share”) its common shares on the basis of 200 pre-consolidation Shares for one (1) post-consolidation share, which was approved by the Board on February 10, 2025. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Liquidity and Capital Resources

As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of $22,573,375 and $26,711,605, respectively. We did not have any other short-term investments.

As of June 30, 2025 and December 31, 2024, our current assets were $28,324,785 and $34,009,877, respectively, and our current liabilities were $2,780,220 and $4,269,902, respectively.

	June 30, 2025	June 30, 2024

Net cash (used in) provided by operating activities	(1,854)	3,687
Net cash used in investing activities	(8,606)	(2,252)
Net cash provided by financing activities	5,095	7,266
Effects of foreign currency exchange rate changes on cash	1,226	(370)
Net (decrease) increase in cash	(4,139)	8,331

Operating Activities:

Net cash used in operating activities was approximately $1.85 million for the six months ended June 30, 2025, as compared to net cash provided by operating activities amounted to approximately $3.69 million for the six months ended June 30, 2024.

For the six months ended June 30, 2025, net cash used in operating activities was mainly resulted from the net loss of approximately $9.18 million, the depreciation of property and equipment in the amount of approximately $0.30 million, the amortization of intangible assets in the amount of approximately $1.58 million, the amortization of right-of-use assets in the amount of approximately $0.06 million, the amortization of other assets in the amount of approximately $0.07 million, accounts receivable in the amount of approximately $2.14 million and accrued liabilities and other current liabilities in the amount of approximately $0.66 million, offset by the prepayments and other current assets in the amount of approximately $0.12 million, and the unearned revenues in the amount of approximately $0.55 million, , accounts payable in the amount of approximately $0.05 million and tax payable in the amount of approximately $0.64 million. For the six months ended June 30, 2024, net cash provided by operating activities was mainly resulted from the net income of $0.77 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $1.76 million, share-based compensation in the amount of approximately $1.00 million, the accounts receivable in the amount of $1.49 million, and accrued liabilities and other current liabilities in the amount of $0.13 million offset by, tax payable in the amount of $1.21 million, prepayments and other current assets in the amount of $0.07 million and unearned revenues in the amount of approximately $0.18 million.

Investing Activities:

Net cash used in investing activities was approximately $8.61 million for the six months ended June 30, 2025 as compared to approximately $2.25 million for the six months ended June 30, 2024.

Net cash used in investing activities for the six months ended June 30, 2025 was mainly resulted from the deposits paid for ChatGPT Software, investment in potential company and Bondly HK acquisition in the amount of approximately $3.34 million, $0.93 million and $5.33 million, respectively, offset by the cash received from disposal of Lichen education amounted to approximately $1.00 million. Net cash used in investing activities for the six months ended June 30, 2024 was mainly resulted from the deposits paid for AI Software upgrade in the amount of approximately $2.25 million.

Financing Activities:

Net cash provided by financing activities was approximately $5.09 million for the six months ended June 30, 2025 consisted entirely of Class A Ordinary Shares issued for cash in the amount of approximately $5.88 million and the due to related parties amounted to approximately $0.79 million, as compared to approximately $7.27 million for the six months ended June 30, 2024 consisted entirely of Class A Ordinary Shares issued for cash in the amount of approximately $7.27 million.

Capital Expenditures

We made capital expenditures of approximately $9.61 million and $2.25 million for the six months ended June 30, 2025 and 2024, respectively. In these periods, our capital expenditures were mainly used for the development for our software and the potential acquisition and investment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Off-balance Sheet Commitments and Arrangements

We did not have any off-balance sheet commitments or arrangements as of June 30, 2025.